

January 26, 2015

Via Email
Mr. Steven M. Belote
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd, Suite 200
Virginia Beach, VA 23452

      Re: **Wheeler Real Estate Investment Trust, Inc.**
                  Form 10-K
                  Filed March 21, 2014
                  File No. 001-35713

                  Form 10-K/A
                  Filed January 8, 2015
                  File No. 001-35713

Dear Mr. Belote:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Daniel L. Gordon

                  Daniel L. Gordon
                  Senior Assistant Chief Accountant